

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 23, 2009

Mr. Tod C. Holmes
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

Re: Republic Services, Inc.
             Form 10-K for the year ended December 31, 2008
             File No. 1-14267

Dear Mr. Holmes:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Judgments – Goodwill Recoverability, page 72

1. Given the significance of your goodwill balance we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analysis relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, in future filings please consider providing additional quantitative disclosures to convey the risk that impairment charges may be recorded. For example, consider the following items:

- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
- Disclose significant assumptions, if applicable:
    o Consideration of any market based approach
    o Growth rates
- Control Premiums
- Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Final Capping, Closure and Post-Closure Costs, page 90

2. We note that your obligations acquired from Allied were recorded at their fair values as of the acquisition date, and were discounted using a rate of 9.75% due to market conditions at the time of the acquisition and that your credit-adjusted risk free rate for 2008 was 6.6%. Please provide us a more detailed explanation of the difference between these two rates. In this regard, please identify the factors you considered when determining these rates.

9. Debt, page 113

3. We note your credit facilities require you to maintain certain financial and other covenants and that you were in compliance with these covenants at December 31, 2008. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum rations/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.

4. In future filings please quantify the interest rate in effect on your revolvers at the end of the periods presented.

16. Commitments and Contingencies

Countywide Matter, page 138

5. Your disclosure indicates that approximately 700 plaintiffs have filed suit against you for negligence and nuisance. Please tell us and quantify the amount of damages being sought by the plaintiffs, if the amounts are known. If the amounts are not known at this time, please clearly state that in future filings. Disclosure or amounts accrued may be appropriate if material. In addition, disclose the reasonably possible range of loss, or if such amount can not be estimated, revise to so state.

Sunrise Matter, page 139

6. We note that you have agreed to perform certain remedial actions at the Sunrise Landfill and that it is reasonably possible that you will need to adjust the environmental remediation liabilities recorded to reflect the effects of new or additional information. Please tell us and disclose the amount you have recorded for this remediation if material. In addition, disclose the reasonably possible range of loss, or if such amount can not be estimated, revise to so state.

Litigation Related to Merger with Allied, page141

7. We note that you have executed a stipulation of settlement regarding the Delaware and Florida actions and that the plaintiffs' counsel may petition the court for an award of attorney's fees and expenses to be paid by you. If material, please quantify this potential expense and clarify whether it has been accrued for.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief